Room 4561
						August 24, 2005



Mr. Martin Wade III
Chief Executive Officer
International Microcomputer Software, Inc.
100 Rowland Way
Suite 300
Novato, CA 94945

Re:	International Microcomputer Software, Inc.
	Form 10-KSB for Fiscal Year Ended June 30, 2004
	Filed September 13, 2004
	File No. 000-15949


Dear Mr. Wade:

      We have reviewed your response letter dated August 19, 2005 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2004

Note 1 - Summary of Significant Accounting Policies

Marketable Securities, page 39

1. We note your response to prior comment number 1. It remains unclear to us why you consider the transfers into and out of your brokerage account to be investing cash flows. Your reconciliation appears to suggest that these transfers effectively represent the gross purchases and sales of securities considering that such amounts do not appear to be provided elsewhere within your response. We note that you present "gains on marketable securities" which appears to represent realized gains on these securities according to your statements of operations, but we were unable to locate the gross purchases and sales relating to these securities. Please explain to us in more detail why you believe such cash flows are investing cash flows and refer to the authoritative guidance that supports your accounting.

Note 2 - Discontinued operations

Sale of Keynomics, page 43

2. We have read your response to prior comment number 3. It does not
appear that you have addressed the impact of the cash flows
occurring
subsequent to the disposition that result from your continued involvement with the Keynomics business in the form of a licensing
agreement.   Please respond by addressing how these ongoing cash
flows affected your conclusion with respect to paragraph 42 of SFAS
144. In addition, refer to the authoritative guidance that supports your assertion that the "arms-length" and "non-exclusive" nature of the licensing agreement is relevant to your conclusion.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Mark Kronforst, Senior Staff Accountant at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,



      Brad Skinner
							Accounting Branch Chief
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Mr. Martin Wade
International Microcomputer Software, Inc.
August 24, 2005
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